Signum Growth Capital LLC

Statement of Financial Condition
December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70297

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING   01/01/2021 AND ENDING   12/31/2021

MM/DD/YY	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Signum Growth Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 Main Street

	(No. and Street)	
Millerton	NY	12546
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Daniels	212-751-4422	Rdaniels@DFPPartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC

	(Name – if individual, state last, first, middle name)		
11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)
06/06/2006			2699
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Dalton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Signum Growth Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CEO

Harmony Moss
Notary Public-Connecticut
My Commission Expires
April 30, 2022

Harmony Moss
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

SIGNUM GROWTH CAPITAL LLC

Contents



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Signum Growth Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Signum Growth Capital LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Signum Growth Capital LLC's auditor since 2019.

New York, NY

February 25, 2022

Signum Growth Capital LLC
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	2,246,795
Fees receivable		68,625
Prepaid expense		19,940
Other assets		821
Total assets	$	2,336,181

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	287,511
Pension payable		293,400
Due to member		39,000
Tax payable		33,791
Total liabilities		653,702
Member's equity		1,682,479
Total liabilities and member's equity	$	2,336,181

1.   **Organization**

Signum Growth Capital LLC, (the "Company"), is a single member liability company organized under the laws of the state of Delaware, is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participates in transactions related to Mergers and Acquisitions and Private Placements.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts related to exceeding these limits.

Income Taxes

The Company is recognized as a Limited Liability Company for federal and state tax purposes. As a Limited Liability Company, the Company is not subject to federal or state income taxes, but are subject to New York City taxes. The Company's income or loss is reportable by its member on their individual tax return.

For the year ended December 31, 2021, the company incurred income taxes of $72,392 for New York City UBT.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Accounts Receivable and Allowance for Doubtful Accounts

Receivables from customers are uncollateralized customer obligations due under normal trade terms when an invoice is rendered by the Company. The Company provides an allowance for doubtful accounts, when necessary, equal to the estimated collection losses that will be incurred in collection of specific receivables. At December 31, 2021, the Company recorded $0 for allowance for doubtful accounts. The Company had $68,625 of accounts receivable balances as of December 31, 2021.

2.   **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

3.   **Commitments and Contingencies**

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no underwriting commitments or contingent liabilities at December 31, 2021.

4.   **Cares Act**

During May 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $18,897 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company (has or has not) started the process of applying for loan forgiveness. The PPP Loan is being administered by Chase bank and bears interest at a rate of 1.0% per annum.

The Company's application for forgiveness was granted May 17, 2021. The gain from the forgiveness of the PPP Loan is classified as other income on the statement of operations.

5.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2021, the Company had net capital of approximately $1,593,000 which exceeded the required net capital minimum of $100,000 by approximately $1,493,000. At December 31, 2021, the ratio of aggregate indebtedness to net capital was 0.41 to 1.

6.   **Retirement Plans**

The Company sponsors a 401(K) plan and maintains a profit sharing plan covering eligible employees. Annual contributions to the plan are at the discretion of the Managing Member and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. As of December 31, 2021, the Company accrued $43,400 pension liability under the 401(K) and profit sharing plan.

The Company participates in a noncontributory defined benefit pension plan which covers substantially all of its employees, and is funded through a trust established under the plan. As of December 31, 2021, the company accrued $250,000 pension liability under this defined benefit plan.

The benefits are based on years of service, and the employee's compensation during the five consecutive years in which their average compensation was highest. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and other federal legislation.

At December 31	Pension Benefits			
		2021		2020
Change in benefit obligation				
Benefit obligation at beginning of year	$	337,238	$	0
Service Cost	$	440,685	$	0
Interest Cost	$	7,861	$	0
Amendment	$	0	$	0
Assumption changes	$	(59,344)	$	0
Actuarial (gain)/loss	$	(25,284)	$	0
Benefits paid	$	0	$	0
Benefit obligation at end of year	$	701,156	$	0
Change in plan assets				
Fair value of plan assets at beginning of year	$	0	$	0
Actual return on plan assets	$	(10,509)	$	0
Employer contribution	$	273,500	$	0
Expenses	$	0	$	0
Benefits paid	$	0	$	0
Fair value of plan assets at end of year	$	262,991	$	0
Funded Status at end of year	$	(438,165)	$	0

6.   **Retirement Plans (continued)**

Amounts recognized in the statement of financial position consist of:

	Pension Benefits			
	2021		2020	
Noncurrent assets	$	0	$	0
Current liabilities	$	0	$	0
Noncurrent Liabilities	$	(438,165)	$	0
	$	(438,165)	$	0

Amounts recognized in accumulated other comprehensive income consist of:

	Pension Benefits			
	2021		2020	
Net loss (gain)	$	200,728	$	0
Prior service cost (credit)	$	0	$	0
Transition obligation (asset)	$	0	$	0
	$	200,728	$	0

Summary of Benefit Obligations and Plan Assets

At December 31	2021		2020	
Projected benefit obligation	$	701,156	$	0
Accumulated benefit obligation	$	701,155	$	0
Fair value of plan assets	$	262,991	$	0
Market-related value of assets	$	262,991	$	0

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits			
	2021		2020	
Service Cost	$	440,685	$	0
Interest cost	$	7,861	$	0
Expected return on plan assets	$	0	$	0
Amortization of transition (asset)/obligation	$	0	$	0
Amortization of prior service cost	$	0	$	0
Amortization of net (gain) loss	$	62,391	$	0
Net periodic benefit cost	$	510,937	$	0

6.   Retirement Plans (continued)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

		Pension Benefits		
		2021		2020
Net loss (gain)	$	(136,510)	$	0
Prior service cost (credit)	$	0	$	0
Amortization of prior service cost	$	0	$	0
Amortization of transition asset	$	0	$	0
Total recognized in other comprehensive income	$	(136,510)	$	0
Total recognized in net periodic pension benefit cost and other comprehensive income	$	374,427	$	0

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $29,025 and $0 respectively.

Assumptions

Measurement Date:

The measurement date for assets and liabilities is December 31

Actuarial Cost Method:

Projected Unit Credit (as defined in ASC 715)

Asset Valuation Method:

The market-related value of plan assets is equal to the fair value

Demographic Actuarial Assumptions:

		2021	2020
Mortality Tables:	Pre-Retirement	None	None
	Post-Retirement	RP - 2014	RP - 2014
Improvement Scale		MP - 2021	MP - 2020

Weighted-average assumptions used to determine benefit obligations at December 31

	2021	2020
Discount rate	2.83%	0.00%
Rate of compensation increase	3.00%	0.00%

Weighted-average assumptions used to determine net periodic benefit cost for fiscal years ended December 31

	2021	2020
Discount rate	2.52%	0.00%
Expected long-term return on plan assets	0.00%	0.00%
Rate of compensation increase	0.00%	0.00%

6.   **Retirement Plans (continued)**

Contributions

Signum Growth Capital expects to contribute $264,000 to its pension plan in the fiscal year beginning January 1, 2022 and ending December 31, 2022.

Estimated Future Benefit Payments

2022	$	0
2023	$	0
2024	$	0
2025	$	0
2026	$	0
Years 2027-2031	$	0

7.   **Concentrations**

For the year year December 31, 2021, one client accounted for approximately 39% of revenue and three clients make up the accounts receivable balance at December 31, 2021.

8.   **Subsequent Events**

Management of the Company has evaluated subsequent events through the date these financial statements were issued and have no events to report.